Consolidated Balance Sheet

As of 02/15/2018 UNAUDITED STATEMENT

Crownmob Inc.

Assets			Liabilities & Equity		
Current Assets			Current Liabilities		
Cash	$25,500.00		Accounts Payable (A/P)	$0.00	
Accounts Receivable	$0.00		Accrued Wages	$0.00	
Inventory	$2,035.00		Accrued Payroll Taxes	$0.00	
Prepaid Expenses	$0.00		Accrued Employee Benefits	$0.00	
Notes receivable	$0.00		Interest Payable	$0.00	
Other Current Assets	$0.00		Short-Term Notes	$0.00	
Total Current Assets	**$27,535.00**		Current Portion of Long-Term Debt	$0.00	
			Total Current Liabilites	**$0.00**	
Fixed Assets					
			Long-Term Liabilities		
Long-Term Investments	$0.00				
Land	$0.00		Mortgage	$0.00	
Building	$0.00		Other Long-Term Liabilities:	$0.00	
Accumulated Building Depreciation	$0.00		**Total Long-Term Liabilities**	**$0.00**	
Machinery and Equipment	$0.00				
Accumulated Machinery and Equipment Depreciation	$0.00		Owner's Equity		
Furniture and Fixtures	$0.00				
Accumulated Furniture and Fixtures Depreciation	$0.00		Paid-In Capital	$27,535.00	
Other Fixed Assets	$0.00		Net Income	$0.00	
Net Fixed Assets	**$0.00**		**Total Equity**	**$27,535.00**	
Other Assets					
Goodwill	$0.00				
Total Assets	**$27,535.00**		**Total Liabilities and Equity**	**$27,535.00**	